UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 10)

CADBURY PLC
(Name of Subject Company)
CADBURY PLC
(Name of Person Filing Statement)
Ordinary Shares of 10p each
American Depositary Shares, each representing 4 Ordinary Shares, 10p per Ordinary Share
(Title of Class of Securities)
12721E102
(American Depositary Shares)
(CUSIP Number of Class of Securities)
Henry A. Udow
Chief Legal Officer & Group Secretary
Cadbury plc
Cadbury House, Sanderson Road, Uxbridge UB8 1DH
United Kingdom
01144 895 615000
Copy to:
Creighton O’M. Condon
Shearman & Sterling (London) LLP
Broadgate West
9 Appold Street
London EC2A 2AP
United Kingdom
01144 20 7655 5000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
On Behalf of the Person Filing Statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 9. EXHIBITS.
SIGNATURE
EXHIBIT INDEX
EX-99.A.29
EX-99.A.30

This Amendment No. 10 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Cadbury plc, a public limited company organized under the laws of England and Wales (“Cadbury”), with the Securities and Exchange Commission on December 14, 2009, relating to the offer by Kraft Foods Inc., a Virginia corporation (“Kraft Foods”), as disclosed in the Tender Offer Statement on Schedule TO, dated December 4, 2009, as amended, to exchange each outstanding ordinary share of 10p each of Cadbury (“Cadbury Shares”), including Cadbury Shares represented by American Depositary Shares (“Cadbury ADSs”), for 500 pence in cash and 0.1874 shares of Class A common stock, without par value, of Kraft Foods (“Kraft Foods Shares”), upon the terms and subject to the conditions set forth in (i) the Preliminary Prospectus/Offer to Exchange, dated December 4, 2009, as amended on December 23, 2009 (as amended, the “Exchange Offer”) and (ii) the related Letter of Transmittal (which, together with the Exchange Offer and any amendments or supplements thereto from time to time, constitute the “Offer”). Except as specifically noted herein, the information set forth in the Statement remains unchanged.
ITEM 9. EXHIBITS.
     The following exhibits are filed herewith:

Exhibit Number	Description

(a)(29)	Communication sent by Cadbury plc to all colleagues on January 19, 2010

(a)(30)	Questions and Answers relating to the Offer posted on Cadbury plc’s intranet on January 19, 2010

2

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ JM Mills

(Signature)

JM Mills, Director of Group Secretariat
(Name and Title)

January 19, 2010
(Date)

3

EXHIBIT INDEX

Exhibit Number	Description

(a)(29)	Communication sent by Cadbury plc to all colleagues on January 19, 2010

(a)(30)	Questions and Answers relating to the Offer posted on Cadbury plc’s intranet on January 19, 2010

4